P.E.
8/1/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

[redacted]

02056118

For the month of August, 2002

LEITCH TECHNOLOGY CORPORATION
(Translation of registrant's name into English)

150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, CANADA
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-________________ .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEITCH TECHNOLOGY CORPORATION
(Registrant)

Date August 28, 2002 By ____________________
(Signature)*

SALIL MUNJAL
VP + GENERAL COUNSEL

Salil Munjal
Vice President, General Counsel
and Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Index to Exhibits at Page 2

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Press Release dated August 27, 2002	3

430796.1
13453-0001

LEITCH
NEWS RELEASE

Press Contact: Don Thompson
Director of Marketing
Leitch Incorporated
(800) 231-9673 X101; +1(757) 548-2300
don.thompson@leitch.com

Investor Contact: Reg Tiessen
Chief Financial Officer
Leitch Technology Corporation
+1 (416) 445-9640
reg.tiessen@leitch.com

www.leitch.com

August 27, 2002

FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES FIRST QUARTER RESULTS

TORONTO, ONTARIO - Leitch Technology Corporation (NASDAQ: LVID, TSE: LTV) today announced its financial results for the first quarter ended July 31, 2002.

Revenue for the quarter ended July 31, 2002 decreased 7% to $47.0 million, compared to $50.8 million in the prior quarter and decreased 4% from $48.9 million during the same period last year.

Gross margin in the first quarter of fiscal 2003 was $24.8 million or 53% of revenue compared to $27.6 million or 54% of revenue in the prior quarter and $25.4 million or 52% of revenue in the same period of fiscal 2002. Gross margin has been consistent over the past five quarters.

Earnings from continuing operations before amortization and equity interests adjusted for income taxes ("Net Operating Income")* for the quarter were $0.2 million or $0.01 per share compared to $0.2 million or $0.01 per share for the prior quarter and $0.1 million or $nil per share for the same period last year.

Net loss in the first quarter of fiscal 2003 was ($1.4) million or ($0.05) per share compared to ($20.6) million or ($0.69) per share in the prior quarter and ($3.4) million or ($0.11) per share during the first quarter of fiscal 2002.

"Although we have yet to see a sustained upturn in capital spending, we believe Leitch's market position continues to get stronger," said Margaret Craig, President and Chief Executive Officer. "Response to our new products is very positive, and our customers clearly see Leitch as a valuable partner in their plans for the future. We remain cautious in the short term, but confident that the company is increasingly well positioned for the upturn."

The company continues to trim its expense base with total expenses declining by $2.5 million from the prior quarter, partly due to a reduction in trade show expenses, and by $0.8 million from the same quarter last year. During the quarter the company reduced its head count to 840 from 867 at April 30, 2002.

Highlights for the quarter include:

- Sales of the AgileVision™ AGV1000 to South Dakota Public Broadcasting and Lehigh Valley PBS/WLVT-TV.
- New product releases including dpsVelocity™ version 8 dual-stream non-linear editing and web streaming system, upgrades to CCS Pilot™ network control and monitoring system, and enhancements to the NEO™ infrastructure architecture.
- Appointment of John Thorburn as Vice President, Operations. John recently joined Leitch after 21 years at Litton Systems Canada, a Northrop Grumman company. John's mandate is to enhance Leitch's industry leading customer service while optimizing the company's operating metrics.

The Company continues to be well positioned with a strong balance sheet that includes a cash position of $10.8 million compared to a cash position of $7.9 million at April 30, 2002. The company has a $30.0 million credit facility available at July 31, 2002 and no debt on its balance sheet.

**** See Definitions section below.***

Definitions

It is important to note that Net Operating Income is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income to remove acquisition and investment related charges as well as discontinued operations which the Company views as outside its core operating results. The following table reconciles net earnings (loss) to Net Operating Income:

	Three months ended		
	July 31, 2002	**April 30, 2002**	**July 31, 2001**
	(in millions of C$)		
Net loss under Canadian GAAP	$(1.4)	$(20.6)	$(3.4)
Amortization of acquired technology	1.5	1.5	1.5
Equity interest in losses of partly owned businesses	0.1	15.3	1.3
Income taxes – partly owned businesses	-	2.7	(0.3)
Loss from discontinued operations, net of tax benefit	-	-	1.0
Estimated loss on disposal of discontinued operations, net of tax benefit	-	1.3	-
Net Operating Income	$0.2	$0.2	$0.1

Forward Looking Statements

This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch Technology Corporation

Leitch Technology Corporation provides leading-edge solutions to store, switch, distribute, convert, and otherwise process high-quality audio and video signals. Applications for Leitch products span the broadcast, telco, cable, post-production, Internet, and business-to-business markets. Leitch is headquartered in Toronto, ON Canada with other key offices in Virginia, California, the United Kingdom, France, Brazil and Hong Kong.

###

c

Leitch Technology Corporation

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except share and per share amounts - Unaudited)

	Three months ended July 31, 2002	2001
Revenue	$ **46,953**	$ 48,932
Cost of goods sold	**22,159**	23,559
Gross margin	**24,794**	25,373
Expenses (income)		
Selling and administrative expenses	**16,501**	16,726
Gross research and development	**8,938**	9,398
Investment tax credits	**(884)**	(778)
Interest income, net	**(12)**	(145)
	24,543	25,201
Earnings from continuing operations before amortization, equity interest and income taxes	**251**	172
Amortization of acquired technology	**1,508**	1,435
Equity interest in losses of partly owned businesses	**50**	1,321
Loss from continuing operations before income taxes	**(1,307)**	(2,584)
Income taxes	**78**	105
Income taxes - partly owned businesses	**-**	(278)
	78	(173)
Loss from continuing operations	**(1,385)**	(2,411)
Loss from discontinued operations, net of tax benefit	**-**	(991)
Net loss	$ **(1,385)**	$ (3,402)
Loss per share from continuing operations:		
Basic	$ **(0.05)**	$ (0.08)
Diluted	**(0.05)**	(0.08)
Loss per share:		
Basic	$ **(0.05)**	$ (0.11)
Diluted	**(0.05)**	(0.11)
Weighted average number of shares outstanding (thousands):		
Basic	**29,782**	29,782
Diluted	**29,787**	29,782

Consolidated Statements of Retained Earnings
(In thousands of Canadian dollars - Unaudited)

		July 31, 2002		**July 31, 2001**
Retained earnings, beginning of period	**$**	**40,772**	$	85,444
Net loss		**(1,385)**		(3,402)
Retained earnings, end of period	**$**	**39,387**	$	82,042

% of Revenue:

Gross margin	**53%**	52%
Sales and administrative	**35%**	34%
Gross research and development	**19%**	19%
Net loss	**-3%**	-7%

Leitch Technology Corporation

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars - Unaudited)

	Three months ended July 31, 2002	2001
Cash flows provided by (used in):		
Operating activities:		
Loss from continuing operations	$ (1,385)	$ (2,411)
Items not involving cash:		
Depreciation	3,083	2,702
Future income taxes	(1,318)	(1,919)
Amortization of acquired technology	1,508	1,435
Equity interest in losses of partly owned businesses	50	1,321
Loss on disposal of capital assets	144	89
Net change in non-cash balances related to continuing operations	388	(4,156)
Cash flows provided by (used in) continuing operations	2,470	(2,939)
Cash flows used in discontinued operations	(502)	(774)
Cash flows provided by (used in) operating activities	1,968	(3,713)
Financing activities:		
Cash flows provided by (used in) financing activities	-	-
Investing activities:		
Investment in capital assets	(2,317)	(7,309)
Proceeds from disposal of capital assets	2,850	166
Cash flows provided by (used in) investing activities	533	(7,143)
Change in cash balances due to foreign exchange	370	228
Increase (decrease) in cash and cash equivalents	2,871	(10,628)
Cash and cash equivalents, beginning of period	7,942	13,986
Cash and cash equivalents, end of period	$ 10,813	$ 3,358
Supplementary cash flow information:		
Income taxes paid	$ 336	$ 2,165
Interest paid	74	37

Leitch Technology Corporation

Consolidated Balance Sheets
(In thousands of Canadian dollars - Unaudited)

		July 31, 2002		April 30, 2002
Assets				
Current assets:				
Cash and cash equivalents	$	**10,813**	$	7,942
Accounts receivable		**45,019**		49,403
Inventory		**64,907**		65,052
Future income taxes		**3,075**		4,937
Income taxes recoverable		**3,090**		2,989
Prepaid expenses and other assets		**7,991**		7,225
		134,895		137,548
Capital assets		**56,519**		60,675
Future income taxes		**21,329**		19,176
Investments in partly owned businesses		**1,727**		1,777
Acquired technology		**13,750**		15,258
Goodwill		**73,824**		73,824
	$	**302,044**	$	308,258
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	**34,386**	$	38,162
Future income taxes		**2,437**		2,437
		36,823		40,599
Future income taxes		**5,632**		6,659
Shareholders' equity:				
Capital stock		**214,066**		214,066
Cumulative translation account		**6,136**		6,162
Retained earnings		**39,387**		40,772
		259,589		261,000
Commitments and contingencies				
	$	**302,044**	$	308,258

Key Ratios:

Days sales outstanding	**86**	87
Inventory Turns	**1.37**	1.43